SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                          __________________________


                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          __________________________


                                   PSC INC.
                               (Name of Issuer)


                                 COMMON STOCK
                        (Title of Class of Securities)

                                   69361E107
                                (Cusip Number)

                          __________________________

                               DR. ROMANO VOLTA
                               C/O HYDRA S.P.A.
                           VIA MASSIMO D'AZEGLIO 57
                             40123 BOLOGNA, ITALY
                                 39-51-580-522


                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                          __________________________



                                   COPY TO:
                          MICHAEL S. IMMORDINO, ESQ.
                                ROGERS & WELLS
                                  CITY TOWER
                             40 BASINGHALL STREET
                           LONDON EC2V 5DE, ENGLAND
                                44-171-628-0101

                          __________________________



                              SEPTEMBER 10, 1997
            (Date of event which requires filing of this statement)








<square>  Check  box  if  the filing person has previously filed a statement on
          Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4).

<square>  Check box if a fee is being paid with the statement.





NB184258.1

PAGE

CUSIP No.  69361E107      13D                                           Page  2
           _________                                                         __

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                      HYDRA INVESTISSEMENTS S.A.


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  <square>
                                                           (b)  <checked-box>

3.       SEC USE ONLY


4.       SOURCES OF FUNDS

                     WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)                                           <square>


6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                     LUXEMBOURG


              7.      SOLE VOTING POWER
NUMBER OF
                          None
  UNITS
              8.      SHARED VOTING POWER
BENEFICIALLY
                          1,555,000
  OWNED BY
              9.      SOLE DISPOSITIVE POWER
   EACH
                          None
REPORTING

PERSON WITH   10.     SHARED DISPOSITIVE POWER

                          1,555,000

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         1,555,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES
                                                               <square>

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         12.2%

14.      TYPE OF REPORTING PERSON

                          CO

PAGE

CUSIP No.  69361E107      13D                                           Page  3
           _________                                                         __

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                        HYDRA S.p.A.


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)  <square>
                                                             (b)  <checked-box>

3.       SEC USE ONLY


4.       SOURCES OF FUNDS

                        WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                           <square>


6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                       ITALY


              7.      SOLE VOTING POWER
 NUMBER OF
                           None
   UNITS
              8.      SHARED VOTING POWER
BENEFICIALLY
                           1,555,000
 OWNED BY
              9.      SOLE DISPOSITIVE POWER
   EACH
                           None
 REPORTING

PERSON WITH   10.     SHARED DISPOSITIVE POWER

                           1,555,000

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       1,555,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        <square>

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       12.2%

14.      TYPE OF REPORTING PERSON

                       CO

PAGE

CUSIP No.  69361E107      13D                                           Page  4
           ________                                                          __

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                       LUCIA FANTINI


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)  <square>
                                                             (b)  <checked-box>

3.       SEC USE ONLY


4.       SOURCES OF FUNDS

                       Not Applicable

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                           <square>


6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                       ITALY


              7.      SOLE VOTING POWER
 NUMBER OF
                           None
   UNITS
              8.      SHARED VOTING POWER
BENEFICIALLY
                           1,555,000
 OWNED BY
              9.      SOLE DISPOSITIVE POWER
   EACH
                           None
REPORTING

PERSON WITH   10.     SHARED DISPOSITIVE POWER

                           1,555,000

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       1,555,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                        <square>

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       12.2%

14.      TYPE OF REPORTING PERSON

                       IN

PAGE

CUSIP No.  69361E107      13D                                           Page  5
           _________                                                         __

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                       DR. ROMANO VOLTA


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  <square>
                                                              (b)  <checked-box>

3.       SEC USE ONLY


4.       SOURCES OF FUNDS

                       PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                           <square>


6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                       ITALY


              7.      SOLE VOTING POWER
 NUMBER OF
                           425,000
   UNITS
              8.      SHARED VOTING POWER
BENEFICIALLY
                           1,555,000
 OWNED BY
              9.      SOLE DISPOSITIVE POWER
   EACH
                           425,000
 REPORTING

PERSON WITH   10.     SHARED DISPOSITIVE POWER

                           1,555,000

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       1,980,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        <square>

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       15.5%

14.      TYPE OF REPORTING PERSON

                       IN

PAGE

                                 SCHEDULE 13D
                         FILED PURSUANT TO RULE 13d-1
                  OF THE GENERAL RULES AND REGULATIONS UNDER
                THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED


ITEM 1. SECURITY AND ISSUER.

     This Statement on Schedule 13D (this "Statement") relates to shares of the common stock (the "Common Stock") of PSC Inc., a New York corporation (the "Issuer"). The Issuer's principal executive offices are located at 675 Basket Road, Webster, New York 14580.

ITEM 2. IDENTITY AND BACKGROUND.

     The names and business addresses of the persons filing this Statement are:
(i) Hydra Investissements S.A., a Luxembourg corporation ("Hydra Investissements"), which has offices at 3, Place Dargent, Luxembourg; (ii) Hydra S.p.A., an Italian corporation ("Hydra"), which has offices at Via Massimo d'Azeglio 57, 40123 Bologna, Italy; (iii) Ms. Lucia Fantini, an Italian citizen ("Ms. Fantini"), who is a fifty percent shareholder of Hydra and who has an office at c/o Hydra S.p.A., Via Massimo d'Azeglio 57, 40123 Bologna, Italy; and (iv) Dr. Romano Volta, an Italian citizen ("Dr. Volta"), who is a fifty percent shareholder of Hydra and who has an office at c/o Hydra S.p.A., Via Massimo d'Azeglio 57, 40123 Bologna, Italy. (Hydra Investissements, Hydra, Ms. Fantini and Dr. Volta are herein sometimes collectively referred to as the "Reporting Persons.") The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Hydra Investissements and Hydra are set forth on Schedules I and II hereto. During the past five years no Reporting Person nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedules I and II has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him or it being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Hydra, the corporate parent company of Hydra Investissements, is an industrial and real estate holding company. Hydra's current investments include interests in real estate and minority interests in certain manufacturing companies.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       The aggregate amount of funds used by Hydra Investissements to purchase the 110,000 shares of Series A Preferred Stock (as defined in Item 5) and the Warrant (as defined in Item 5) was approximately $11,000,000. The aggregate amount of funds to be used by Hydra Investissements to purchase the 180,000 shares of Common Stock through exercise of the Warrant is currently anticipated to be approximately $1,440,000. Hydra Investissements has used and will use its working capital to make such purchases.

ITEM 4. PURPOSE OF THE TRANSACTION.

       Hydra Investissements and Dr. Volta acquired shares of the Common Stock of the Issuer for investment purposes. None of the Reporting Persons has any current plans or proposals which relate to or would result in (a) the

                                       6
PAGE
acquisition by any person of additional securities of the Issuer or the disposition of any such securities, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any material change in the present capitalization or dividend policy of the Issuer, (e) any other material change in the Issuer's business or corporate structure, (f) any other material change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (g) a class of securities of the Partnership being delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association,
(h) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (i) any action similar to any of the enumerated actions in (a) through (h) above.

     Simultaneously with the closing of the Purchase Transaction (as defined below), Dr. Volta was elected to fill a newly created position on the board of directors of the Issuer. Other than such election, none of the Reporting Persons has any current plans or proposals which would result in any change in the present board of directors or management of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a)-(b) Dr. Volta directly owns 425,000 shares of the Common Stock of the Issuer with sole voting and dispositive power.

           Hydra Investissements owns 110,000 shares of the Series A Preferred Stock of the Issuer (the "Series A Preferred Stock"). According to the Restated Certificate of Incorporation of the Issuer, the shares of Series A Preferred Stock are convertible, at any time and at the option of the holders of the Series A Preferred Stock, into shares of the Common Stock of the Issuer. The conversion rate is one share of Series A Preferred Stock for 12.5 shares of Common Stock and is subject to adjustment in certain circumstances. Accordingly, as adjusted to reflect the conversion of such Series A Preferred Stock, Hydra Investissements owns beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) 1,375,000 shares of the Common Stock of the Issuer.

           Hydra Investissements also owns a warrant (the "Warrant") to purchase 180,000 shares of the Common Stock of the Issuer. The warrant is exercisable by Hydra Investissements at any time before 5:00 p.m. New York City time on September 10, 2001. Accordingly, pursuant to the Warrant, Hydra Investissements owns beneficially 180,000 shares of the Common Stock of the Issuer, and through conversion of the Series A Preferred Stock, owns beneficially in total 1,555,000 shares of Common Stock, representing approximately 12.2% of the as adjusted shares of the Common Stock outstanding.

           Hydra, Ms. Fantini and Dr. Volta may be deemed to be beneficial owners of the shares of Common Stock of the Issuer beneficially owned by Hydra Investissements by reason of the ownership by Hydra of 100 percent of the capital stock of Hydra Investissements and the ownership by each of Ms. Fantini and Dr. Volta of 50 percent of the capital stock of Hydra. Accordingly, for purposes of this Statement: (i) Hydra Investissements is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the total of 1,555,000 shares of Common Stock beneficially owned by it; (ii) Hydra is reporting that it shares the power to vote or direct

                                       7
PAGE
the vote and the power to dispose or direct the disposition of the 1,555,000 shares of Common Stock beneficially owned by Hydra Investissements; (iii) Ms. Fantini is reporting that she shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 1,555,000 shares of Common Stock beneficially owned by Hydra Investissements; and (iv) Dr. Volta is reporting that he shares the power to vote or direct the vote and the power to dispose or direct the disposition of the total of 1,555,000 shares of Common Stock beneficially owned by Hydra Investissements, and that he owns 425,000 shares of Common Stock with sole voting and dispositive power, for a total of 1,980,000 shares of Common Stock owned by Dr. Volta, representing approximately 15.5% of the as adjusted shares of Common Stock outstanding.

       (c) On September 10, 1997, Hydra Investissements, through a privately negotiated transaction (the "Purchase Transaction"), acquired 110,000 shares of Series A Preferred Stock of the Issuer and a Warrant to purchase 180,000 shares of the Common Stock of the Issuer, exercisable on or before September 10, 2001 at an exercise price of $8.00 per share, for an aggregate purchase price of approximately $11,000,000.

           During the sixty day period preceding the date of this Statement, Dr. Volta, through an account at Merrill Lynch Bank (Suisse) S.A., effected the following transactions with regard to the Common Stock of the Issuer:

     DATE                    TRANSACTION               NUMBER OF SHARES          PRICE PER SHARE
     July 28                   Purchase                     2,525                      7.00
     July 30                   Purchase                     1,575                      7.00
     July 31                   Purchase                       900                      7.00
     August 5                    Sale                      10,000                      7.2875
     August 5                    Sale                       6,000                      7.44792
     August 5                    Sale                       7,000                      7.375
     August 5                    Sale                       5,000                      7.375
     August 28                 Purchase                     1,500                      7.00

       (d)-(e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Hydra Investissements and the Issuer entered into a Registration and Investor Rights Agreement, dated September 10, 1997 (the "Registration Rights Agreement"), pursuant to which the Issuer granted Hydra Investissements certain demand and piggyback registration rights with respect to the shares of Common Stock to be issued to Hydra Investissements upon conversion of the Series A Preferred Stock and upon exercise of the Warrant.

     Other than the Registration Rights Agreement, no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person exists with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

       Exhibit 7.1 Agreement of Joint Filing, dated September 22, 1997, among the Reporting Persons.

                                       8
PAGE

                                 SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: September 22, 1997

                                       HYDRA INVESTISSEMENTS S.A.


                                       By:  /S/ SERGE THILL
                                           _____________________________
                                           Serge Thill
                                           Director


                                       By:   /S/ JEAN-PAUL DEFAY
                                           _____________________________
                                           Jean-Paul Defay
                                           Director


                                       HYDRA S.p.A.


                                       By: /s/ ROMANO VOLTA
                                           _____________________________
                                           Romano Volta, President of
                                           the Board of Directors


                                       LUCIA FANTINI


                                       /S/ LUCIA FANTINI
                                       _________________________________


                                       DR. ROMANO VOLTA


                                       /S/ ROMANO VOLTA
                                       _________________________________



                                       9
PAGE
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                                  SCHEDULE I
                                  __________

         INFORMATION REGARDING THE DIRECTORS AND EXECUTIVE OFFICERS OF
                          HYDRA INVESTISSEMENTS S.A.


     Set forth in the table below is the name and the present principal occupation or employment of each of the directors and executive officers of Hydra Investissements. Unless otherwise indicated, each person listed below is a Luxembourg citizen and has a principal business address of 3, Place Dargent, Luxembourg.



NAME                             PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
____                             __________________________________________


Jean-Paul Defay                  Directeur Financier of Hydra Investissements


Toby Herkrath                    Ma<i^>tre en droit of Hydra Investissements


Serge Thill                      Consultant to Hydra Investissements


                                       I-1
PAGE
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                                  SCHEDULE II
                                  ___________

         INFORMATION REGARDING THE DIRECTORS AND EXECUTIVE OFFICERS OF
                                 HYDRA S.P.A.


     Set forth in the table below is the name and the present principal occupation or employment of each of the directors and executive officers of Hydra. Unless otherwise indicated, each person listed below is an Italian citizen and has a principal business address of Via Massimo d'Azeglio 57, 40123 Bologna, Italy.

NAME                             PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
____                             __________________________________________


Romano Volta                     President of the Board of Directors of Hydra.
                                 Dr. Volta is also self-employed.


Pier Paolo Caruso                Member of the Board of Directors of, and
                                 Consultant to, Hydra.



                                       II-1
PAGE
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                             EXHIBIT INDEX
                             _____________




EXHIBIT NO.                   DESCRIPTION
___________                   ___________


    7.1 Agreement of Joint Filing, dated September 22, 1997, among the Reporting Persons.



PAGE

                                                            EXHIBIT 7.1

                       AGREEMENT OF JOINT FILING
                       _________________________


     Hydra Investissements S.A.,  Hydra S.p.A.,   Lucia  Fantini  and Dr. Romano

Volta  agree  that the Statement  on Schedule 13D to  which  this  Agreement  is attached as an exhibit, and  all  future  amendments to this Statement, shall be filed on behalf of each  of them.  This  Agreement  is  intended  to satisfy the requirements  of  Rule  13d-1(f)(1)(iii)  under  the Securities Exchange  Act of

1934, as amended.  This Agreement may be executed in any number of counterparts,

each  of  which  shall  be  deemed an original, but all  of which together shall constitute one and the same instrument.

Dated:  September 22, 1997

                                       HYDRA INVESTISSEMENTS S.A.

                                       By:  /S/ SERGE THILL
                                           _____________________________
                                           Serge Thill
                                           Director

                                       By:   /S/ JEAN-PAUL DEFAY
                                           _____________________________
                                           Jean-Paul Defay
                                           Director


                                       HYDRA S.p.A.

                                       By: /s/ ROMANO VOLTA
                                           _____________________________
                                           Romano Volta, President of
                                           the Board of Directors


                                       LUCIA FANTINI

                                       /S/ LUCIA FANTINI
                                       _________________________________


                                       DR. ROMANO VOLTA

                                       /S/ ROMANO VOLTA
                                       _________________________________